FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2009

Formula Systems (1985) Ltd.
(Translation of Registrant’s Name into English)

3 Abba Eban Blvd., Herzliya, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for the month of August 2009 and incorporated by reference herein is the Registrant’s immediate report dated August 26, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD. (Registrant) By: /s/ Guy Bernstein —————————————— Guy Bernstein CEO

Dated: August 27, 2009

FOR IMMEDIATE RELEASE

Formula Systems announces Naamit Salomon Chief Financial Officer of Formula Systems to relinquish her position

Herzliya, Israel –August 26, 2009 – Formula Systems (1985) Ltd. (NASDAQ: FORTY – News; TASE: FORT)) a leading provider of information technology products, solutions and services, announced today that Ms. Naamit Salomon has decided to leave her position as Chief Financial Officer.

Ms. Naamit Salomon, Chief Financial Officer and a leading executive of Formula Systems for almost two decades, has decided to move on and pursue new business opportunities.

Guy Bernstein, chief executive officer of Formula, commented: “Naamit has served the company with distinction for 19 years. She made a valuable contribution to the successful growth of the business. Her active participation in numerous undertakings, such as public and private offerings, acquisitions and mergers, contributed to their success and her achievements in nurturing and monitoring Formula’s subsidiaries contributed to their growth and prestige. “

Naamit Salomon, departing CFO of Formula, commented: “It was an honor and privilege to serve with an extremely capable and dedicated team of professionals, who grew and lead Formula Systems to its current position. Although I have decided that it is time to move on, I shall support my colleagues and assist them in any way they will require. “

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: stock market conditions, regulatory approvals, market demand for the Company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.